November 20, 2009
Ms. Patsy Mengiste
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

ATTN:	Document Control — EDGAR

RE:	Seligman TargetHorizon ETF Portfolios, Inc. (File Nos. 333-126647/811-21788, PEA #10)
     Seligman TargETFund Core (TargETFund Core)
     Seligman TargETFund 2015 (TargETFund 2015)
     Seligman TargETFund 2025 (TargETFund 2025)
     Seligman TargETFund 2035 (TargETFund 2035)
Seligman TargETFund 2045 (TargETFund 2045)
(TargETFund Core, TargETFund 2015, TargETFund 2025, TargETFund 2035and TargETFund 2045are singularly and collectively, where the context requires, referred to as either “the Fund,” “each Fund” or “the Funds.”)
Dear Ms. Mengiste:
This letter responds to your comments received by telephone on November 19, 2009 with respect to the Funds’ registration statement on Form N-1A filed pursuant to Rule 485(a) of the Securities Act of 1933, as amended, on September 25, 2009 (the “Filing”).
Comment 1: Please provide a brief description of Seligman Time Horizon Matrix and Seligman Harvester in the first paragraph under the section “Asset Allocation Strategies.”
Response: The following sentences have been added to the first paragraph under the “Asset Allocation Strategies” section:
The Seligman Time Horizon Matrix is a multidiscipline strategy designed for investors seeking to manage market risk and build wealth over time. The Seligman Harvester (which is incorporated into Seligman Time Horizon Matrix) is an asset allocation strategy designed for investors who seek current income and capital preservation as well as growth of capital.
Please see Attachment A.
Comment 2: Please include in the Table of Contents page “Risk Management Overlay” as a principal investment strategy of the Funds.
Response: The Table of Contents page has been revised to add the heading “Principal Investment Strategies” and to reflect “Asset Allocation Strategies” and “Risk Management Overlay” as subheadings thereunder. These subheadings now fall under the heading “Principal Investment Strategies” in the prospectus. Please see Attachment A and Attachment B.
Staff had no additional comments except the requirement to make the following representation on behalf of the Registrant:
In connection with the Filing, the Registrant hereby acknowledges the following:
The disclosures in the filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the filing. The Registrant represents to the Commission that comments made by the Commission, or the staff acting pursuant to delegated authority, or changes to disclosures in response to staff comments in the filing reviewed by the staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.
If you have any questions, please contact either me at (212) 850-1703 or Katina A. Walker at (612) 671-6990.
Sincerely,
/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Vice President and Group Counsel
Ameriprise Financial, Inc.

Attachment A
The Funds

OVERVIEW

RiverSource Investments, LLC (the “investment manager”) serves as the investment manager for Seligman TargETFund Core (“TargETFund Core”), Seligman TargETFund 2015 (“TargETFund 2015”), Seligman TargETFund 2025 (“TargETFund 2025”), Seligman TargETFund 2035 (“TargETFund 2035”) and Seligman TargETFund 2045 (“TargETFund 2045”). Each Fund is a separate fund of Seligman TargetHorizon ETF Portfolios, Inc. (the “Series”). The Funds are designed for investors who are seeking to have their asset allocation decisions made by a professional investment manager. TargETFund 2045, TargETFund 2035, TargETFund 2025 and TargETFund 2015 are collectively referred to herein as the “Target Date Funds” and are named in accordance with a calendar year targeted by an investor for retirement or other investment goal. TargETFund Core is primarily intended for a person who is retired, expected to retire within a short time or otherwise intends to seek withdrawals from invested assets or seeks to hold over an indefinite time frame a diversified, balanced portfolio with exposure to equity (including real estate securities, e.g., real estate investment trusts (“REITs”)) and fixed-income asset classes.

PRINCIPAL INVESTMENT STRATEGIES

Asset Allocation Strategies

Each Fund seeks to achieve its investment objective(s) based upon two asset allocation strategies developed by J.&W. Seligman & Co. Incorporated (“Seligman”), the Fund’s predecessor investment manager: Seligman Time Horizon Matrix and Seligman Harvester. The Seligman Time Horizon Matrix is a multidiscipline strategy designed for investors seeking to manage market risk and build wealth over time. The Seligman Harvester (which is incorporated into Seligman Time Horizon Matrix) is an asset allocation strategy designed for investors who seek current income and capital preservation as well as growth of capital. The foundation for these strategies is the historical observation that the relative risk of various asset classes changes over time. Based on this observation, the investment manager believes that time, as well as asset allocation, can be used to diversify risk. The investment manager uses both sophisticated statistical techniques and investment judgment to guide the asset allocations of each of the Funds. Extensive analyses of historical performance of asset classes are used to assess the relative risk of various asset allocations over different time periods. Additional information about Seligman Time Horizon Matrix and Seligman Harvester, as well as how an investor may invest in the Funds to take advantage of these strategies, appears later in this Prospectus under “Questions and Answers About the Funds.”

The asset allocation for each Fund is strategic. With respect to the Target Date Funds, the longer the time to their respective target year, the greater the emphasis generally on investing in asset classes that historically have provided capital appreciation, although such asset classes have historically experienced short-term volatility greater than asset classes that have historically provided less capital appreciation. In general, for time periods of 10 years or more, the investment manager typically will emphasize investments in domestic small- and mid-capitalization equity asset classes and international equity asset classes, including emerging markets. As investment time horizons shorten, the relative risk of stocks and bonds begins to change, and the allocations to asset classes that have historically experienced higher short-term volatility are reduced in favor of an asset allocation that has historically experienced less short-term volatility. In addition, at 20 years or less to the target year, the Target Date Funds will steadily increase emphasis on those asset classes that potentially provide higher income, although capital appreciation will continue to be a consideration. Thus, over time it is expected that the portfolio allocation of each of the Target Date Funds will steadily shift toward less aggressive large- and medium-capitalization and dividend-producing equity asset classes and real estate securities (in the form of REITs), supplemented by an increasing allocation to the domestic fixed-income asset class. As further described below, TargETFund 2045 and TargETFund 2035 will approximately maintain their allocations (or such other allocations as may be deemed appropriate in the future) until they begin their “migration” process (as further described below), at which time these Funds are intended to become more conservative over time until their respective target years. Typically, Funds with 20 years or more to their target dates will have similar asset allocations. With regard to TargETFund Core, the investment manager intends to allocate the Fund’s assets among large- and medium-capitalization equity asset classes (including domestic and international), REITs and the domestic fixed-income asset class.

Each Fund will seek to implement its strategies by investing in securities issued by those investment companies commonly referred to as “exchange-traded funds” or “ETFs”, whose shares are listed and traded on US stock exchanges or otherwise traded in the over-the-counter market. Generally, each ETF seeks to track a securities index or a basket of securities. The investment manager believes that investments in ETFs provide each Fund with a cost-effective means of creating a diverse portfolio. A list of the indices tracked by the ETFs that the Funds may purchase is included in the section entitled “Underlying ETFs” of this Prospectus, although other indices and corresponding ETFs may be used and added from time to time as deemed appropriate by the investment manager. The ETFs in which the Funds may invest are referred to herein as “Underlying ETFs.” In addition, in pursuing its investment objective(s), each Fund may also invest directly in U.S. Government securities, high quality short-term debt instruments, cash and cash equivalents.

Attachment A cont.
In a manner consistent with each Fund’s strategic allocation, the investment manager will monitor and regularly modify each Fund’s asset allocation as the investment manager believes is appropriate based upon its ongoing research, market or other conditions or events. In the event that the investment manager believes such action is warranted, it may make tactical or short-term shifts or long-term shifts in the weightings of various asset classes. With regard to the Target Date Funds (as further described below), the investment manager will undertake a risk management process called “migration” which involves the ongoing reallocation of each Target Date Fund’s investments in a manner that is designed to provide a periodic reduction in the expected volatility and an increase in potential income as the Target Date Funds move ever closer to their respective target year. Each of TargETFund 2045 and TargETFund 2035 will, under normal market conditions, approximately maintain its allocations (or such other allocations as may be deemed appropriate in the future) until the Funds begin migration, at which time they are intended to become more conservative over time until (at their respective target date year) their investments are substantially similar to TargETFund Core (or such other allocation as may be deemed appropriate in the future for TargETFund Core).

The investment manager will attempt to effect changes to the asset allocations of the Funds using capital inflows in order to minimize sales of Underlying ETFs held by the Funds. In addition, the investment manager will attempt to correlate required capital outflows (e.g., those necessary to meet redemptions) with modifications to the asset allocations of each of the Funds. However, there can be no assurances that the investment manager will be able to effectuate changes to allocations primarily through these actions. In connection with periodic reallocations or reallocations based upon ongoing research, market or other conditions or events, it is anticipated that the Funds will sell shares of Underlying ETFs they hold, and that such sales could generate capital gains or losses and related tax consequences. For more information, please see the “Distributions and Taxes” section. Such trading activity would also increase a Fund’s expenses due to transaction costs incurred in connection with the sale of Underlying ETFs (i.e., brokerage and related costs).

Risk Management Overlay

In addition to the asset allocation strategies used by the Funds to seek their investment objectives, the Funds may also write covered call options and buy call and put options on Underlying ETFs in an effort to improve the risk/reward characteristics of the Funds by reducing the short-term market volatility of the Funds’ holdings (the “Risk Management Overlay”). An option is a contract that gives the holder the right to purchase (“call”) or sell (“put”) a security for an agreed upon price at any time before the contract’s expiration date. The amount paid for an option is known as the premium, and the exercise price is known as the strike price. The purchaser of an option has the right, but not the obligation, to purchase or sell a security. The seller (or writer) of an option, conversely, has an obligation to sell or purchase a security if the option is exercised. The goal of the Risk Management Overlay is to provide a risk/reward profile that seeks higher returns in down, flat, or gently rising equity markets in exchange for lower returns in strong up markets.

Strategic and Tactical Approaches of the Risk Management Overlay. The Risk Management Overlay offers both a strategic approach and tactical approach to risk management. The strategic approach is a flexible investment process in which the Funds write covered call options on a continuous basis at exercise prices that are slightly “out-of-the money” (meaning that option exercise prices generally will be slightly higher than the current price of the Underlying ETF at the time the options are written). The options the Funds intend to write (sell) are considered “covered” because the Funds will own equity securities (i.e., Underlying ETFs) against which the options are written (sold). The investment manager will vary the amount of call options written based in part on the level of premiums that would be paid to the Fund.

The tactical approach of the Risk Management Overlay includes writing additional covered calls when premiums are attractive relative to the risk of the price of the Underlying ETFs rising above the strike price by more than the premium income and buying protective put options. Each Fund may also buy call options in connection with closing out prior to expiration any call options that the Fund has written.

With the Risk Management Overlay, income from premiums paid to the Funds from covered call writing would help mitigate a decline in market price of an Underlying ETF that is subject to being purchased or “called away” from the Fund (through its being exercised) by the option holder. However, if the option is exercised, the Fund will not benefit from any increase in market price of the Underlying ETF beyond the call option’s strike price.

Each Fund may write covered call options on up to 75% of the value of Underlying ETFs that invest in equity securities (e.g., Underlying ETFs that track the S&P 500) as held in that Fund’s portfolio. It is currently anticipated that, under normal market conditions, Funds that are more than 11 years from their respective target date year will not write covered call options. However, in abnormal market conditions (as perceived by the investment manager), each such Fund may write covered call options on up to 25% of the value of the Underlying ETFs in its portfolio that invest in equity securities. Each Fund may buy call options in connection with closing out any call options that the Fund has written.

Attachment B

Table of Contents

The Funds	3p
Overview	3p
Principal Investment Strategies	3p
Asset Allocation Strategies	3p
Risk Management Overlay	4p
Investment Objectives and Principal Investment Strategies of the Funds	5p
Principal Risks of an Investment in the Funds	8p
Past Performance	10p
Fees and Expenses	17p
Questions and Answers About the Funds	22p
Additional Information About the Funds’ Investment Strategies and Risks	25p
Underlying ETFs	26p
Types of Underlying ETFs	26p
Certain Risks of Underlying ETFs	28p
Fund Management and Compensation	31p
Financial Highlights	32p
Buying and Selling Shares	S.1
Description of Share Classes	S.1
Investment Options — Classes of Shares	S.1
Sales Charges	S.4
Opening an Account	S.9
Exchanging or Selling Shares	S.11
Exchanges	S.13
Selling Shares	S.15
Pricing and Valuing of Fund Shares	S.16
Distributions and Taxes	S.16
General Information	S.18
Appendix A: Seligman Time Horizon Matrix Asset Classes	A.1
Appendix B: Relative Risk Changes Over Time	B.1

RiverSource Family of Funds

The RiverSource Family of Funds includes a comprehensive array of funds from RiverSource Investments. RiverSource Investments has also partnered with a number of professional investment investment managers, including its affiliate, Threadneedle Investments, to expand the array of funds offered in the RiverSource family. RiverSource funds, RiverSource Partners funds, Seligman funds and Threadneedle funds share the same Board of Directors/Trustees (the Board), and the same policies and procedures including those set forth in the service section of this prospectus. Please see the Statement of Additional Information (SAI) for a complete list of mutual funds included in the RiverSource Family of Funds.

RiverSource Variable Portfolio Funds and Seligman (Variable) Portfolio Funds are sold exclusively as underlying investment options of variable insurance policies and annuity contracts offered by affiliated and unaffiliated insurance companies.